SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                            CARDIOGENESIS CORPORATION
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                   14159K 10 5
                  ---------------------------------------------
                                 (CUSIP Number)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 8 Pages

CUSIP No. 14159K 10 5                   13G                   Page 2 of 8 Pages


-------------------------------------------------------------------------------
1.  Name of Reporting Person                                Guidant Corporation

    S.S. or I.R.S. Identification
    No. of Above Person
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

    (a)      [ ]
    (b)      [ ]
-------------------------------------------------------------------------------

3.  SEC Use Only

-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization                                Indiana

-------------------------------------------------------------------------------

                 5.     Sole Voting Power                             1,695,760
  Number of
   Shares        --------------------------------------------------------------
Beneficially     6.     Shared Voting Power                                   0
  Owned by
    Each         --------------------------------------------------------------
  Reporting      7.     Sole Dispositive Power                        1,695,760
   Person
    With         --------------------------------------------------------------
                 8.     Shared Dispositive Power                              0

-------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned
         by Each Reporting Person                                     1,695,760

-------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row 9 Excludes Certain Shares  [ ]

-------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                 14.17%

-------------------------------------------------------------------------------
12.      Type of Reporting Person                                            HC

-------------------------------------------------------------------------------

CUSIP No. 14159K 10 5                   13G                   Page 3 of 8 Pages


-------------------------------------------------------------------------------

1.  Name of Reporting Person                            Advanced Cardiovascular
                                                        Systems, Inc.
    S.S. or I.R.S. Identification
    No. of Above Person
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

    (a)      [ ]
    (b)      [ ]
-------------------------------------------------------------------------------

3.  SEC Use Only

-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization                             California

-------------------------------------------------------------------------------

                   5.   Sole Voting Power                             1,695,760
  Number of
   Shares          ------------------------------------------------------------
Beneficially       6.   Shared Voting Power                                   0
  Owned by
    Each           ------------------------------------------------------------
  Reporting        7.   Sole Dispositive Power                        1,695,760
   Person
    With           ------------------------------------------------------------
                   8.   Shared Dispositive Power                              0

-------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned
         by Each Reporting Person                                     1,695,760
-------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row 9 Excludes Certain Shares  [ ]
-------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                 14.17%

-------------------------------------------------------------------------------
12.      Type of Reporting Person                                            CO

-------------------------------------------------------------------------------

CUSIP No. 14159K 10 5                    13G                  Page 4 of 8 Pages


Item 1(a)     Name of Issuer: CardioGenesis Corporation
              --------------

Item 1(b)     Address of Issuer's Principal Executive Offices:
              -----------------------------------------------
              540 Oakmead Parkway, Sunnyvale, California 94086

Item 2(a)     Name of Person Filing: Guidant Corporation, an Indiana
              ---------------------
              corporation ("Guidant"), on its behalf and on behalf of Advanced Cardiovascular Systems, Inc., a California corporation and wholly owned subsidiary of Guidant ("ACS").

Item 2(b)     Address of Principal Business Office:
              ------------------------------------
              3200 Lakeside Drive, Santa Clara, CA 95054-2807

Item 2(c)     Citizenship:  Guidant is a Delaware corporation
              -----------
              and ACS is a California corporation.

Item 2(d)     Title of Class of Securities:  Common Stock
              ----------------------------

Item 2(e)     CUSIP Number:  14159K 10 5
              ------------

Item 3.       If this statement is filed pursuant to Rule 13d-1(b) or
              -------------------------------------------------------
              13d-2(b), check whether the person filing is a:
              ----------------------------------------------

         (a)   [ ]    Broker or Dealer registered under
                      section 15 of the Act

         (b)   [ ]    Bank as defined in section 3(a)(6) of the
                      Act

         (c)   [ ]    Insurance Company as defined in section
                      3(a)(19) of the Act

         (d)   [ ]    Investment Company registered under
                      section 8 of the Investment Company Act

         (e)   [ ]    Investment Adviser registered under
                      section 203 of the Investment Advisers Act
                             of 1940

         (f)   [ ]    Employee Benefit Plan, Pension Fund which
                      is subject to the provisions of the
                      Employee Retirement Income Security Act of
                      1974 or Endowment Fund

         (g)   [X]    Parent Holding Company, in accordance with
                      section 240.13d-1(b)(ii)(G) (Note:  See
                      Item 7)

         (h)   [ ]    Group, in accordance with section
                      240.13d-1(b)(1)(ii)(H)

CUSIP No. 14159K 10 5                  13G                    Page 5 of 8 Pages


Item 4.   Ownership.
          ---------

          (a)  Amount Beneficially Owned:
               -------------------------

               ACS is the record holder of 1,695,760 shares of Common Stock and may be deemed to beneficially own 1,695,760 shares of Common Stock. Guidant owns 100% of the outstanding stock of ACS and may be deemed to beneficially own 1,695,760 shares of Common Stock.

         (b)   Percent of Class:
               ----------------

               ACS   14.17%

         (c)   Number of shares as to which such person has:
               --------------------------------------------

               (i) sole power to vote or to direct the vote; (ii) shared power to vote or direct the vote; (iii) sole power to dispose or to direct the disposition of; or (iv) shared power to dispose or to direct the disposition of:

               ACS may be deemed to have sole power to vote and dispose of 1,695,760 shares of Common Stock. Guidant, as the parent company of ACS, may be deemed to have sole power to vote and dispose of 1,695,760 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          ------------------------------------------------
          Another Person.
          --------------

          Not Applicable.

Item 7.   Identification and Classification of the
          ----------------------------------------
          Subsidiary Which Acquired the Security Being
          --------------------------------------------
          Reported on by the Parent Holding Company.
          -----------------------------------------

          ACS is a wholly owned subsidiary of Guidant. This Schedule 13G is being filed on behalf of ACS and Guidant.

Item 8.   Identification and Classification of Members of
          -----------------------------------------------
          the Group.
          ---------

          Not Applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not Applicable.

CUSIP No. 14159K 10 5                13G                      Page 6 of 8 Pages


Item 10.  Certification.
          -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 14159K 10 5                  13G                    Page 7 of 8 Pages


                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 13, 1997.

                                   ADVANCED CARDIOVASCULAR SYSTEMS, INC.



                                   By        /s/ Ginger Howard
                                     ------------------------------------------

                                   Name      Ginger Howard
                                       ----------------------------------------

                                   Title     President and CEO
                                        ---------------------------------------



                                   GUIDANT CORPORATION



                                   By        /s/ Ginger Howard
                                     ------------------------------------------

                                   Name      Ginger Howard
                                       ----------------------------------------

                                   Title     Vice President
                                        ---------------------------------------

CUSIP No. 14159K 10 5               13G                       Page 8 of 8 Pages


                                    EXHIBIT A
                                    ---------

                             Joint Filing Agreement
                             ----------------------


     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of CardioGenesis Corporation dated February 13, 1997, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d)-1(f) under the Securities Exchange Act of 1934.

     Dated: February 13, 1997.

                                   ADVANCED CARDIOVASCULAR SYSTEMS, INC.



                                   By        /s/ Ginger Howard
                                     ------------------------------------------

                                   Name      Ginger Howard
                                       ----------------------------------------

                                   Title     President and CEO
                                        ---------------------------------------


                                   GUIDANT CORPORATION



                                   By        /s/ Ginger Howard
                                     ------------------------------------------

                                   Name      Ginger Howard
                                       ----------------------------------------

                                   Title     Vice President
                                        ---------------------------------------